

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

Brian Ferdinand
Chairman and Chief Executive Officer
CORPHOUSING GROUP INC.
2125 Biscayne Blvd
Suite 253
Miami, FL 33137

> **Re: CORPHOUSING GROUP INC.**
> **Registration Statement on Form S-1**
> **Filed October 11, 2022**
> **File No. 333-267821**

Dear Brian Ferdinand:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Joseph Ambrogi at 202-551-4821 or Ruairi Regan at 202-551-3269 with any questions.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction

cc: Brian L. Ross, Esq.